Exhibit 99.1

AVIANCA HOLDINGS S.A. NYSE: AVH BVC: PFAVH

Avianca Holdings S.A.

Reports Operating Income of $132.2 Million, a 32.2% Improvement

Bogota Nov 14, 2013 – Avianca Holdings S.A, (NYSE: AVH, BVC: PFAVH), the following results pertain to the third quarter of 2013. Financial and operational information is provided in millions of US dollars, except when noted, and in accordance with International Financial Reporting Standards (IFRS). See the additional reconciliation of non-IFRS financial information to IFRS financial information included in financial tables section of this report. Except when noted, all comparisons refer to third quarter 2012 (3Q 2012) numbers. Figures and operating metrics of Avianca Holdings S.A. (“Avianca”, “the Company”, “Issuer Entity” or “Issuer”) are presented on a consolidated basis.

Third Quarter 2013 Highlights

•

Avianca Holdings would have earned an adjusted net income of $99.1 million excluding special items for Q3 2013, a 151.3% increase over adjusted net income of $39.4 million for the same period in 2012. Adjusted net income margin increased 470 basis points, reaching 8.4%. Net income for 3Q 2013 was $35.9 million.

•

Operating revenues increased to $1.2 billion, up 9.6% from 3Q 2012 due mainly to a 9.4% increase in passenger revenues driven by a 3.5% growth in passenger carried over 3Q 2012. Cargo and other revenues increased by 10.9%, primarily as a result of an increase in our cargo and loyalty program revenues.

•	Revenue per available seat kilometer (RASK) improved 3.6% in the third quarter while cost per available seat kilometer (CASK) for the same period increased only by 1.5%.

•	EBITDAR was $237.5 million, an increase of 23.1% compared with 3Q 2012, and EBITDAR margin reached 20.1%.

•

Operating income (EBIT) increased to $132.2 million, a 32.2% increase from $100.0 million in 3Q 2012. Operating Margin for 3Q-13 rose to 11.2% compared to 9.3% in 3Q 2012, as operating revenues grew at a higher pace when compared to operating costs.

•

Capacity, measured in ASKs (available seat kilometers), increased by 5.8% during 3Q 2013, mostly due to the continued expansion in our home markets, the addition of larger aircraft and a 1.1% increase in departures. In addition, passenger traffic, measured in RPKs (revenue passenger kilometers) grew 5.9%, reaching a consolidated load factor of 82.0%, surpassing the 3Q 2012 load factor by 20 basis points.

•

In accordance with the fleet renovation and modernization plan, between July and September 2013, the company took delivery of one Airbus A320 aircraft equipped with sharklets, one ATR 72-600 and one A330-Freighter. As a result, Avianca Holdings S.A. and subsidiaries ended the quarter with a consolidated operating fleet of 154 aircraft.

Financial Highlights

(First 9 months ended Sept 30th)

	2012	2013
Revenues	3.2bn	3.4bn
EBITDAR	482.8m	582.4m
EBIT	193.9m	270.2m
Net Income	10.5m	183.4m
Net Income*	86.2m	168.3m
(First 9 months ended Sept 30th)
*Excluding Special Items

	Q3-12	Q3-13
Revenues	1.1bn	1.2bn
EBITDAR	193.0m	237.5m
EBIT	100.0m	132.2m
Net Income	56.2m	35.9m
Net Income*	39.4m	99.1m
*Excluding Special Items

Profitability

	2012	2013
EBITDAR %	15.3%	17.3%
EBIT%	6.1%	7.9%
Net Income %	0.3%	5.4%
Net Income*	2.7%	4.9%
(First 9 months ended Sept 30th)
*Excluding Special Items

	Q3-12	Q3-13
EBITDAR%	17.9%	20.1%
EBIT %	9.3%	11.2%
Net Income %	5.2%	3.0%
Net Income*	3.7%	8.4%
*Excluding Special Items

Operational Highlights

	2012	2013
Passengers	17.1	18.3
ASKs	27.1	28.9
RPKs	21.6	23.2
Load Factor	79.6%	80.4%
RASK	11.6c	11.8c
CASK	10.9c	10.8c
(First 9 months ended Sept 30th)

	Q3-12	Q3-13
Passengers	6.2m	6.4m
ASKs	9.5m	10.1m
RPKs	7.8m	8.3m
Load Factor	81.8%	82.0%
RASK	11.3c	11.7c
CASK	10.3c	10.4c

Contact Information: Andres Ruiz Investor Relations Officer Andres.ruiz@avianca.com

Avianca Holdings S.A.

Consolidated Financial and Operating Highlights

Performance Driver	3Q 2012	3Q 2013	Δ Vs. 3Q 2012
ASK’s (mm)	9,519	10,067	5.8%
RPK’s (mm)	7,790	8,253	5.9%
Total Passengers (in millions)	6,159	6,373	3.5%
Load Factor	81.8%	82.0%	0.2%
Departures	63,951	64,630	1.1%
Block Hours	120,089	125,037	4.1%
Stage length (km)	1,265	1,276	0.9%
Fuel Consumption Gallons (000’s)	100,109	105,192	5.1%
Yield (cents)	11.6	12.0	3.2%
RASK (cents)	11.3	11.7	3.6%
PRASK (cents)	9.5	9.8	3.4%
CASK (cents)	10.3	10.4	1.5%
CASK ex, Fuel (cents)	6.8	7.1	4.3%
CASK Adjusted (cents) (1)	10.3	10.4	1.1%
CASK ex, Fuel Adjusted (cents) (1)	6.8	7.1	3.7%
Foreign exchange (average) COP/US$	$1,797.4	$1,907.7	-6.1%
Foreign exchange (end of period) COP/US$	$1,800.5	$1,914.7	-6.3%
WTI (average) per barrel	$92.2	$105.8	14.8%
Jet Fuel Crack (average) per barrel	$37.2	$17.8	-52.1%
US Gulf Coast ( Jet Fuel average) per barrel	$129.3	$123.6	-4.4%
Fuel price per Gallon (including hedge)	$3.32	$3.21	-3.4%
Operating Revenues ($M)	$1,078.4	$1,182.0	9.6%
EBITDAR ($M)	$193.0	$237.5	23.1%
EBITDAR Margin	17.9%	20.1%	2.2%
EBITDA ($M)	$134.4	$174.1	29.6%
EBITDA Margin	12.5%	14.7%	2.3%
Operating Income ($M)	$100.0	$132.2	32.2%
Operating Margin ($M)	9.3%	11.2%	1.9%
Net Income ($M)	$56.2	$35.9	-36.1%
Net Income Margin	5.2%	3.0%	-2.2%
EBITDAR (Adjusted) (1) ($M)	$188.4	$236.8	25.7%
EBITDAR Margin (Adjusted) (1)	17.5%	20.0%	2.6%
EBITDA (Adjusted) (1) ($M)	$129.8	$173.4	33.6%
EBITDA Margin (Adjusted) (1)	12.0%	14.7%	2.6%
Operating Income ($M) (Adjusted) (1)	$95.4	$131.4	37.8%
Operating Margin (Adjusted) (1)	8.8%	11.1%	2.3%
Adjusted Net Income ($M) (2)	$39.4	$99.1	151.3%
Net Income Margin (Adjusted) (2)	3.7%	8.4%	4.7%

Note: (1) Excluding gain on sale of property and equipment in operating expenses: 3Q 2012 gain of $4.6M vs, 3Q 2013 gain of $0.8M,

(2) Excluding gain on sale of property and equipment. derivative instruments and foreign exchange

Avianca Holdings S.A.

MANAGEMENT COMMENTS ON 3Q 2013 RESULTS

Avianca Holdings reached an operating income (EBIT) of $132.2 million for 3Q 2013, a significant improvement of 32.2% over 3Q 2012 results. Operating income (EBIT) margin climbed to 11.2%, an increase of 190 basis points over the same period for 2012. These figures reflect the execution of integrated network strategy improving connectivity through our hubs and customer experience, the implementation of our fleet interchangeability program in place since July 2013, the consolidated market leadership in our key markets, the continuous revenue diversification through our different business units and continuous efforts to increase efficiency and control operational and administrative costs.

Operating revenues increased to $1.2 billion during the period. This represents an increase of 9.6% over the same period in 2012. These results are primarily due to the growth in passenger revenues from a 9.4% increase in ticket sales during the period. This result was mainly driven by a 3.5% increase in the number of total passengers carried, increasing from 6.2 million in the third quarter of 2012 to 6.4 million in the third quarter of 2013.

The company continued with its market penetration strategy in the Peruvian domestic market where the company experienced an increase in the number passengers carried of 22.9% when compared to the third quarter of 2012.

During the quarter the company added San Juan Puerto Rico as a new destination from our Bogota hub. Additional new services to Cancun were set in place from the Bogota hub and a new service to Chicago was added from the San Salvador hub. Furthermore additional weekly frequencies were added on the international and domestic network on the following routes: Guatemala-San Salvador (+7), Bogota-Barranquilla (+7), Bogota-Cali (+3), Bogota-Cucuta (+3), Arequipa-Cuzco (+3), Havana-San Salvador (+2), Los Angeles-San Salvador (+2) and Cali-San Salvador (+2), among others.

In accordance with the fleet renovation and modernization plan, between July and September 2013, the company took delivery of one Airbus A320 aircraft equipped with sharklets, one ATR 72-600 and one A330-Freighter. As a result, Avianca Holdings S.A. and subsidiaries ended the quarter with a consolidated operating fleet of 154 aircraft.

Operating expenses for the third quarter of 2013 increased 7.3% to $ 1.05 billion. These results included a 1.5% increase in fuel costs associated with a higher consumption of fuel (as measured in gallons) of 5.1% as a result of capacity expansion, partially offset by a decrease of 4.4% in fuel (Gulf Coast) prices (WTI + crack spread). Operating expenses excluding fuel costs for Q3 2012 were affected by a gain of $4.6 million related to a gain on sale of property and flight equipment compared to a $0.8 million gain recorded in Q3 2013. Excluding these items, operating expenses grew 6.9%.

As part of the company’s on-going fuel hedging strategy, by the end of third quarter of 2013, approximately 34% of the expected volume to be consumed over the next twelve months was hedged as follows: approximately 46% for 4Q 2013, 43% for 1Q 2014, 48% for 2Q 2014 and 11% for 3Q 2014.

The company recorded other non-operating expenses of $88.4 million for the third quarter 2013, compared to $11.2 million for the same period of 2012. Non-operating expenses include expenses related to derivative instruments (including mark-to-market losses) of $3.3 million compared to $3.9 million for the same period of 2012, and a net loss related to the foreign exchange non-cash translation adjustments of $60.6 million compared to a net gain of $16.1 million for the same period of 2012. Foreign exchange translation adjustments consist primarily of the net non-cash gain or loss from our monetary assets and liabilities denominated in Colombian pesos, related to the appreciation or depreciation of Colombian Pesos against US dollars.

Avianca Holdings S.A.

The company also improved the strength of its balance sheet; cash and cash equivalents ended Q3 2013 at $580.4 million, representing 13.5% of the last twelve month’s revenues, improving by 411 basis points from 9.4% in December 2012. $270.2 million of such cash was subject to exchange controls in Venezvela and was pending repatriation. Furthermore the company´s leverage position (Net Adjusted debt to EBITDAR) decreased from 4.9x in December 2012 to 4.6x in September 2013. Additional improvements for liquidity and leverage position are expected to materialize as a result of the issuance of 100 million preferred shares in November 2013 related to our initial public offering in the US equity capital markets.

2013 - OUTLOOK

During the remainder of 2013, the company expects to continue with a capacity expansion in its key markets, as a result the company forecasts ASK growth between 7% and 8% for the full year 2013 compared to 2012. In terms of passenger traffic, the company expects a sustained growth during the remainder of 2013. Passenger numbers are expected to increase between 9% and 10% for the full year 2013 and as a result the load factor should stand between 79% and 80%.

In terms of operating profitability the company expects to maintain operating margins between 7% and 8%, slightly above 2012 levels despite the increased investments related to the implementation of different initiatives related to the brand unification and operational standardization.

Outlook Summary	FY13	FY13 revised
Capacity (ASK’S) Increase from 2012	8% - 10%	7% - 8%
Total Passengers Increase from 2012	11% - 13%	9% - 10%
Load Factor	77% - 79%	79% - 80%
EBIT Margin	6.5% - 7.5%	7% - 8%

CONSOLIDATED FINANCIAL RESULTS

Operating revenue

Our operating revenue was $1.2 billion in 3Q 2013, a 9.6% increase over $ 1.1 billion in 3Q 2012, as a result of a $84.8 million increase in passenger revenue mainly due to increased passenger volume, and a $18.8 million increase in revenue from cargo and other revenues related mainly to an increase in revenues from the LifeMiles loyalty program. Our operating revenue per ASK was 11.7 cents in 3Q 2013, a 3.6% increase from 11.3 cents in 3Q 2012.

Passenger revenue. Our passenger revenue was $990.1 million in 3Q 2013, a 9.4% increase over $905.3 million in 3Q 2012, primarily as a result of a 3.5% increase in passengers carried from 6.2 million in 3Q 2012 to 6.4 million in 3Q 2013. This reflects a 5.8% ASK capacity increase (consisting of a 12.6% increase in international markets and a 4.1% increase in domestic markets). Passenger load factor increased 0.2 percentage points to 82.0%, while passenger yield increased 3.2% from 11.6 cents in 3Q 2012 to 12.0 cents in 3Q 2013.

Cargo and other. Our revenue from cargo and other was $191.9 million in 3Q 2013, a 10.9% increase from $173.1 million in 3Q 2012, primarily as a result of increased revenues from our LifeMiles Loyalty program, international cargo services and other revenues related to complementary services provided to third parties.

Avianca Holdings S.A.

Operating expenses

Operating expenses were $1,049.8 million in 3Q 2013, a 7.3% increase over $978.4 million in 3Q 2012, primarily as a result of a $17.4 million increase in salaries, wages and benefits expenses related mainly to pension expense based on updated actuarial calculations, a $10.9 million increase in sales and marketing expenses related to higher sales, and an $11.0 million increase in general and administrative expenses.

Operating expenses for Q3 2012 were affected by a gain of $4.6 million related to a sale of property and flight equipment compared to a $0.8 million gain recorded in Q3 2013. Excluding these items, operating expenses costs grew 6.9%. As a percentage of operating revenue, operating expenses decreased from 90.7% in 3Q 2012 to 88.8% in 3Q 2013.

Our operating expenses cost and the effect of gain/loss on sale of property and flight equipment increased at a lower pace compared to the increase in our operating revenue reflecting our efforts to optimize controllable costs. As a result, our CASK excluding fuel and special items (the gain on sale of property and flight equipment described on the preceding paragraph) increased 3.6% in 3Q 2013. The breakdown of operating expenses per available seat kilometer (CASK) is as follows:

	Third Quarter Ended September 30,
	3Q 2012	3Q 2013	% Change
	(in US cents)
Operating expenses per ASK (CASK):

Flight Operations	0.22	0.20	-8.8%
Aircraft Fuel	3.49	3.35	-4.1%
Ground Operations	0.86	0.87	1.5%
Aircraft rentals	0.62	0.63	2.3%
Passenger services	0.36	0.37	5.4%
Maintenance and repairs	0.50	0.50	-0.4%
Air Traffic	0.43	0.44	2.1%
Sales and marketing	1.17	1.22	3.8%
General, administrative, and other	0.76	0.79	3.9%
Salaries, wages and benefits	1.56	1.65	5.6%
Depreciation and amortization	0.36	0.42	15.2%
Gain/loss on property and equipment (special item)	(0.05)	(0.01)	84.4%
Total	10.28	10.43	1.5%
Total (excluding fuel)	6.78	7.07	4.3%
Total (excluding fuel and special item)	6.83	7.08	3.6%

Flight operations. Flight operations expense was $19.8 million in 3Q 2013, a 3.6% decrease over $20.5 million in 3Q 2012, primarily as a result of savings related to crew trainings due to higher use of the company’s flight simulators, lower expenses for third party instructors and a decrease in insurance rates, partially offset by a 4.1% increase in block hours, related to expansion of our Colombian and Peruvian operations. In terms of unit cost per ASK, flight operations decreased 8.8% from 0.22 in 3Q 2012 to 0.20 in 3Q 2013.

Fuel. Fuel expense was $337.5 million in 3Q 2013, a 1.5% increase over $332.6 million in 3Q 2012, primarily as a result of a 5.1% increase in fuel consumption during 3Q 2013 reflecting a 4.1% increase in our block hours, partially offset by decrease in our average “into-plane” fuel cost (fuel price plus taxes and distribution costs), from $3.32 per gallon in 3Q 2012 to $3.21 per gallon in 3Q 2013. The cost of fuel per ASK decreased 4.1% in 3Q 2013 as a result of the foregoing.

Avianca Holdings S.A.

Ground operations. Ground operations expense was $87.4 million in 3Q 2013, a 7.3% increase over $81.4 million in 3Q 2012, primarily as a result in increased prices for landing and ramp services in Colombia and US airports related to aircraft up gauges. Also includes increased air navigation costs as a result of increased operations. In terms of unit cost per ASK, ground operations increased 1.5% from 0.86 in 3Q 2012 to 0.87 in 3Q 2013.

Aircraft rentals. Aircraft rentals expense was $63.4 million in 3Q 2013, an 8.2% increase over $58.6 million in 3Q 2012, primarily as a result of the incorporation of new aircraft (two A320s and one A330F) under operating leases compared to 3Q 2012. In terms of unit cost per ASK, aircraft rentals increased 2.3% from 0.62 in 3Q 2012 to 0.63 in 3Q 2013.

Passenger services. Passenger services expense was $37.7 million in 3Q 2013, an 11.4% increase over $33.8 million in 3Q 2012, primarily as a result of a 3.5% increase in passengers carried, and customer experience improvements related to the new Avianca brand launch. In terms of unit cost per ASK, passenger services expense increased from 0.36 in 3Q 2012 to 0.37 in 3Q 2013.

Maintenance and repairs. Maintenance and repairs expense was $49.9 million in 3Q 2013, a 5.3% increase over $47.4 million in 3Q 2012, primarily as a result of a 4.1% increase in block hours and a 1.1% increase in departures. In terms of unit cost per ASK, maintenance and repairs remained at 0.50.

Air traffic. Air traffic expense was $44.6 million in 3Q 2013, a 7.9% increase over $ 41.4 million in 3Q 2012, primarily as a result of a 3.5% increase in passengers carried and a 1.1% increase in departures in 3Q 2013 compared to 3Q 2012 and increased airport facilities costs in the new terminal in Bogota. In terms of unit cost per ASK, air traffic expense increased from 0.43 in 3Q 2012 to 0.44 in 3Q 2013.

Sales and marketing. Sales and marketing expenses were $122.5 million in 3Q 2013, a 9.8% increase over $111.6 million in 3Q 2012, primarily as a result of an increase in costs related to increased ticket sales (commissions, Global Distribution Systems, and hosting costs) and increased loyalty costs related to increased loyalty membership. In terms of unit cost per ASK, sales and marketing expenses increased from 1.17 in 3Q 2012 to 1.22 in 3Q 2013.

General, administrative and other. General, administrative and other expenses were $78.9 million in 3Q 2013, a 16.2% increase from 3Q 2012, mainly due to a $7.0 million expense related to local taxes, $3.8 million related to gain on sale of assets in 3Q 2012 and $6.3 million in provision for contingencies, partially compensated by $7.0 million in savings captured in the quarter. In terms of unit cost per ASK, excluding gain or loss on sale of property and flight equipment, general, administrative and other expenses increased 3.9% from 0.76 in 3Q 2012 to 0.79 in 3Q 2013.

Salaries, wages and benefits. Salaries, wages and benefits expenses were $166.3 million in 3Q 2013, an 11.7% increase over $148.9 million in 3Q 2012, primarily as a result of pension expense provision of $13.9 million based on updated actuarial calculations, $1.1 million provision related to pilots new compensation scheme, a 2.8% increase in total personnel, mainly related to growth of our operations and average salary inflation adjustments. In terms of unit cost per ASK, salaries, wages and benefits increased by 5.6% from 1.56 in 3Q 2012 to 1.65 in 3Q 2013.

Depreciation and amortization. Depreciation and amortization expense was $41.9 million in 3Q 2013, a 21.8% increase over $34.4 million in 3Q 2012 mainly due to $5.9 million charge related to the phase-out of our B767 freighter fleet. In terms of unit cost per ASK, depreciation and amortization expense increased 15.2% from 0.36 in 3Q 2012 to 0.42 in 3Q 2013.

Avianca Holdings S.A.

EBITDAR Calculation

in US$ Millions	3Q-12	3Q-13	Var %
Operating Revenues	1,078.4	1,1820.0
Operating Expenses	645.8	712.3
Aircraft Fuel	332.6	337.5

Operating Income - EBIT	100.0	132.2	32.2%

Margin	9.3%	11.2%

(+) Depreciation and amortization	34.4	41.9

EBITDA	134.4	174.1	29.6%

Margin	12.5%	14.7%

(+) Aircraft Rentals	58.6	63.4

EBITDAR	193.0	237.5	23.1%

Margin	17.9%	20.1%

Avianca Holdings S.A.

Results of Operations for the Quarters Ended Sep 30, 2012 and September 30, 2013

The following table sets forth certain income statement data for the periods indicated:

	3Q 2012	3Q 2013	3Q 2012	3Q 2013	From 3Q 2012 to 3Q 2013
	(In US$ thousands)		(As a percentage of total revenue)		(% change)
Operating revenue:
Passenger	905,315	990,129	83.9%	83.8%	9.4%
Cargo and other	173,097	191,914	16.1%	16.2%	10.9%
Total operating revenues	1,078,412	1,182,043	100.0%	100.0%	9.6%
Operating expenses:
Flight Operations	20,519	19,780	1.9%	1.7%	-3.6%
Aircraft Fuel	332,567	337,476	30.8%	28.6%	1.5%
Ground Operations	81,399	87,350	7.5%	7.4%	7.3%
Aircraft rentals	58,563	63,367	5.4%	5.4%	8.2%
Passenger services	33,797	37,659	3.1%	3.2%	11.4%
Maintenance and repairs	47,385	49,902	4.4%	4.2%	5.3%
Air Traffic	41,379	44,663	3.8%	3.8%	7.9%
Sales and Marketing	111,622	122,535	10.4%	10.4%	9.8%
General, administrative, and other	67,897	78,905	6.3%	6.7%	16.2%
Salaries, wages and benefits	148,872	166,263	13.8%	14.1%	11.7%
Depreciation and amortization	34,421	41,941	3.2%	3.5%	21.8%
Total operating expense	978,421	1,049,841	90.7%	88.8%	7.3%
Operating income	99,991	132,202	9.3%	11.2%	32.2%
Other non-operating income (expense):
Interest expense	(26,115)	(25,662)	-2.4%	-2.2%	-1.7%
Interest income	2,695	1,190	0.2%	0.1%	-55.8%
Derivative instruments	(3,911)	(3,330)	-0.4%	-0.3%	-14.9%
Foreign exchange	16,094	(60,609)	1.5%	-5.1%	-476.6%
Total other non-operating income (expense)	(11,237)	(88,411)	-1.0%	-7.5%	686.8%
Profit before income taxes	88,754	43,791	8.2%	3.7%	50.7%
Provision for income tax expense	-32,570	-7,916	-3.0%	-0.7%	-75.7%
Net income	56,184	35,875	5.2%	3.0%	36.1%

Avianca Holdings S.A.

Interim Consolidated Statement of Financial Position

	Sep-13	Dec-12	Var %
	(Unaudited)	(Audited)
Current assets:
Cash and cash equivalents	$580,435	$402,997	44.0%
Restricted cash	11,844	6,547	80.9%
Available-for-sale securities	19,138	19,460	-1.7%
Accounts receivable, net of provision for doubtful accounts	276,680	202,962	36.3%
Accounts receivable from related parties	22,479	29,427	-23.6%
Expendable spare parts and supplies. net of provision for obsolescence	53,191	48,796	9.0%
Prepaid expenses	60,043	54,512	10.1%
Assets held for sale	17,645	9,832	79.5%
Deposits and other assets	70,928	105,028	-32.5%

Total current assets	1,112,383	879,561	26.5%

Non-current assets:
Available-for-sale securities	14,678	13,165	11.5%
Deposits and other assets	227,478	221,558	2.7%
Accounts receivable, net of provision for doubtful accounts	82,565	64,540	27.9%
Accounts receivable from related parties	22,644	24,001	-5.7%
Intangible assets	358,160	344,908	3.8%
Deferred tax assets	38,804	73,644	-47.3%
Property and equipment, net	3,012,965	2,699,546	11.6%

Total non-current assets	3,757,294	3,441,362	9.2%

Total assets	$4,869,677	$4,320,923	12.7%

Current liabilities:
Current portion of long-term debt	$348,301	$282,145	23.4%
Accounts payable	480,737	488,568	-1.6%
Accounts payable to related parties	9,303	7,309	27.3%
Accrued expenses	156,575	181,802	-13.9%
Provisions for legal claims	8,861	7,903	12.1%
Provisions for return conditions	17368	7,598	128.6%
Employee benefits	35,655	57,241	-37.7%
Air traffic liability	611,906	468,789	30.5%
Other liabilities	17,356	29,470	-41.1%

Total current liabilities	1,686,062	1,530,825	10.1%

Non-current liabilities:
Long-term debt	1,862,735	1,572,299	18.5%
Accounts payable	2,768	3,041	-9.0%
Provisions for return conditions	59,035	59,297	-0.4%
Employee benefits	264,752	400,831	-33.9%
Deferred tax liabilities	7,812	2,528	209.0%

Total non-current liabilities	2,197,102	2,037,996	7.8%

Total liabilities	$3,883,164	$3,568,821	8.8%

Total equity	986,513	752,102	31.2%

Total liabilities and equity	$4,869,677	$4,320,923	12.7%

Avianca Holdings S.A.

NON IFRS FINANCIAL MEASURE RECONCILIATION

Reconciliation of Net Income excluding Special Items
In US$ Millions	3Q-12	3Q-13	Var %
Net Income as Reported	$56.2	$35.9	-36.1%
Special items (adjustments):
(-) Gain on sale of property and equipment	$4.6	$0.8
(-) Derivative Instruments	$(3.9)	$(3.3)
(-) Foreign exchange gain (loss)	$16.1	$(60.6)
Net Income Adjusted	$39.4	$99.1	151.3%

Reconciliation of Operating Cost per ASK excluding special items

in US$ cents	3Q-12	3Q-13	Var %
Total CASK as reported	10.3	10.4	1.5%
Aircraft Fuel	3.5	3.4
Total CASK excluding Fuel as reported	6.8	7.1	4.3%
Gain on sale of property and equipment	0.0	0.0
Total CASK excluding Fuel and special items	6.8	7.1	3.7%

EBITDAR Calculation excluding special items

in US$ Millions	3Q-12	3Q-13	Var %
Operating Revenues as reported	1,078.4	1,182.0
Operating Expenses	645.8	712.3
Aircraft Fuel	332.6	337.5
Operating Income as reported	100.0	132.2	32.2%
(-) Gain on sale of property and equipment	4.6	0.8
Operating Income adjusted	95.4	131.4	37.8%

(+) Depreciation and amortization	34.4	41.9
EBITDA Adjusted	129.8	173.4	33.6%
Margin	12.0%	14.7%

(+) Aircraft Rentals	58.6	63.4
EBITDAR Adjusted	188.4	236.8	25.7%
Margin	17.5%	20.0%

Notes with regard to the statement of future expectations

This report contains statements of future expectations. These may include words such as “expect”, “estimate”, “anticipate” “forecast”, “plan”, “believe” and similar expressions. These statements and the statements regarding the Company’s beliefs and expectations do not represent historical facts and are based on current plans, projections, estimates, forecasts and therefore you should not place undue reliance on them. Statements regarding future expectations involve certain risks and uncertainties. Forward-looking statements involve inherent known and unknown risks, uncertainties and other factors, many of which are outside of the Company’s control and difficult to predict. Avianca Holdings S.A. warns that a significant number of factors may cause the actual results to be materially different from those contained in any statement with regard to future expectations. Statements of this kind refer only to the date on which they are made, and the Company does not take responsibility for publicly updating any of them due to the occurrence of future or other events.